

SECURI' 03053090 MISSION
Washington, D.C.

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: October 31, 2004 | |
| Estimated average burden hours per response . . . 12.00 | |

| SEC FILE NUMBER |
|---|
| 8-53558 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08/03/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paragon Advising Group, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3200 Southwest Freeway, Suite 2350
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Chevalier-White 713-599-0111
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

1401 McKinney, Suite 1200 (Address) Houston (City) TX (State) 77010 (Zip Code)


RECD S.E.C.
JUN 2 6 2003

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# Paragon Advising Group, L.P.

## Statement of Financial Condition

December 31, 2002

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 34,088 |
| Accounts receivable from customer | | 25,000 |
| Receivable from state securities commission | | 200 |
| Prepaid expenses | | 2,476 |
| Other assets | | 304 |
| Total assets | $ | 62,068 |
| | | |
| **Liabilities and partners' capital** | | |
| Accrued expenses | $ | 11,550 |
| | | |
| Partners' capital: | | |
| General partner | | 252 |
| Limited partners | | 50,266 |
| Total partners' capital | | 50,518 |
| Total liabilities and partners' capital | $ | 62,068 |

*See accompanying notes.*